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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)/1/



                        Personnel Group of America, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    715338109
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                                 (CUSIP Number)

                                  Ivy B. Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]   Rule 13d-1(b)
                  [_]   Rule 13d-1(c)
                  [_]   Rule 13d-1(d)

------------------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  715338109                  13G                      Page 2 of 6 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [X]
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
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                                  5    SOLE VOTING POWER

                                       0
                                ------------------------------------------------
                                  6    SHARED VOTING POWER

                                       3,400,568
                                ------------------------------------------------
                                  7    SOLE DISPOSITIVE POWER

                                       0
                                ------------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                       3,400,568
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,400,568
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.32%
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   12      TYPE OF REPORTING PERSON

           IA, BK, HC
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  715338109                  13G                      Page 3 of 6 Pages
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     Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of
1934, as amended, the undersigned hereby files this Amendment No. 3 (this "Amendment"), on behalf of the investment banking business of the Credit Suisse First Boston business unit, to the Schedule 13G filed on July 16, 2001 with the Securities and Exchange Commission relating to the common stock, par value $0.01 per share, of Personnel Group of America, Inc., a Delaware corporation, which
Schedule 13G was amended by (i) Amendment No. 1 filed on November 21, 2001 and
(ii) Amendment No. 2 filed on December 20, 2001. In this Amendment, the undersigned amends and restates the entire text of Item 4 and Schedule I.

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:

               See response to Item 9 on page 2.

          (b)  Percent of Class:

               See response to Item 11 on page 2.

          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or to direct to vote:
                    See response to Item 5 on page 2.
               (ii) Shared power to vote or to direct to vote:
                    See response to Item 6 on page 2.
              (iii) Sole power to dispose or to direct the disposition of:
                    See response to Item 7 on page 2.
               (iv) Shared power to dispose or to direct the disposition of:
                    See response to Item 8 on page 2.

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CUSIP No.  715338109                  13G                      Page 4 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 14, 2001

                                       CREDIT SUISSE FIRST BOSTON, acting
                                       solely on behalf of the investment
                                       banking business of the Credit Suisse
                                       First Boston business unit

                                       By: /s/ Ivy B. Dodes
                                           -------------------------------------
                                           Name: Ivy B. Dodes
                                           Title: Managing Director

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CUSIP No.  715338109                  13G                      Page 5 of 6 Pages
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                                   Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

As of December 31, 2001, the Bank owned through indirect subsidiaries 2,000 shares of common stock of Personnel Group of America, Inc. In addition, the Bank holds through direct and indirect subsidiaries the securities of CSFB Global Opportunities Advisers, LLC ("CSFB Advisers"), a limited liability company organized under the laws of Delaware. CSFB Advisers performs certain investment advisory services on behalf of CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners Delaware"), and CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners Bermuda"), pursuant to a certain Investment Advisory Agreement dated as of May 2, 2001 between CSFB Advisers, CSFB Partners Delaware and CSFB Partners Bermuda. CSFB Partners Delaware, CSFB Partners Bermuda, Links Partners, LP, a Bahamian exempted limited partnership, and Inland Partners, LP, a Bahamian exempted limited partnership, beneficially own $60,537,000 aggregate face amount of 5-3/4% Convertible Subordinated Notes due July 2004 of Personnel Group of America, Inc., which are immediately convertible into 3,398,568 shares of common stock of Personnel Group of America, Inc. Hemisphere Global Opportunities Partners, Ltd. is the general partner of CSFB Partners Delaware and CSFB Partners Bermuda. The sole shareholder of Hemisphere Global Opportunities Partners, Ltd. is The Hemisphere Trust Company Limited, a Bermuda licensed trust company, as trustee of The Hemisphere Global Opportunities Partners Charitable Trust.

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CUSIP No.  715338109                  13G                      Page 6 of 6 Pages
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CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.